Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                July 23, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9513
                      Manifest Thematic Portfolio Series
                     CIK No. 1860094  File No. 333-257212
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE REVISE THE DISCLOSURE STATING: "(I.E., INVEST MORE THAN 25% OF TRUST ASSETS)" TO STATE: "(I.E., INVESTS MORE THAN 25% OF TRUST ASSETS)."

      Response:   The  prospectus will  be  revised  in  accordance  with  the
Staff's comment.

      2. THE STAFF NOTES THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" SECTION STATES: "THE TRUST SEEKS TO ACHIEVE ITS OBJECTIVE BY INVESTING IN A PORTFOLIO OF STOCKS OF COMPANIES FROM THE FOLLOWING THEMES:
      - 5G NATIONAL STRUCTURE BUILD-OUT;
      - DIGITAL PAYMENTS;
      - RETURN TO NORMAL CONSUMER SPENDING; AND
      - SUPPLY CHAIN/LOGISTICS."

(A) PLEASE DISCLOSE HOW MUCH THE TRUST ALLOCATES TO EACH THEME.

(B) PLEASE DEFINE EACH THEME WITH MORE SPECIFICITY AND DESCRIBE THE CRITERIA THAT THE TRUST USES TO SELECT COMPANIES WITHIN EACH THEME. FOR EXAMPLE, DESCRIBE HOW THE TRUST DECIDES WHETHER A COMPANY'S ECONOMIC FORTUNES ARE TIED TO A PARTICULAR THEME (SUCH AS 50% OF ASSETS DEVOTED TO, OR REVENUES DERIVED FROM, EACH THEME). ALSO, PLEASE INCLUDE ADDITIONAL INFORMATION ABOUT WHAT KIND OF COMPANIES FALL WITHIN THESE THEMES AND WHAT "RETURN TO NORMAL CONSUMER SPENDING" AND "SUPPLY CHAIN/LOGISTICS" MEAN.

      Response: Please see below for the Trust's responses.

      (a) The Trust notes the theme breakdown is approximately 20-30% for each theme. The prospectus will be revised in accordance with the Staff's comment. Please see the Trust's response to 2(b) below.

      (b) The Trust does not believe that a 50% asset or revenue test is required or appropriate in this case as the themes listed are not tied to the name of the Trust. Rather, the Sponsor seeks to identify companies whose economic fortunes are tied to each theme by identifying companies well positioned within each theme, which are principally engaged in the business activities comprising the theme (see below). Accordingly, the above-referenced disclosure will be revised as follows:

      "The Trust seeks to achieve its objective by investing in a portfolio of stocks of companies from the following themes:
         o  5G National Structure Build-out: companies principally engaged  in the implementation and servicing of the 5G communication network;
         o  Digital Payments: companies principally engaged in facilitating or supporting online payment transactions and payment technologies;
         o  Return to  Normal Consumer Spending: companies principally engaged in providing consumer goods and services, including retailers, media and entertainment companies and travel and leisure companies; and
         o Supply Chain/Logistics: companies principally engaged in the planning, carrying out and management of goods and services, which can include production, packaging, inventory and transportation.
      The Sponsor allocates approximately 20-30% of the portfolio to each theme."

      3. THE STAFF NOTES THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" SECTION STATES: "OUR SELECTION PROCESS ATTEMPTS TO FIND THE STOCKS WITH THE BEST PROSPECTS FOR CAPITAL APPRECIATION BY IDENTIFYING THOSE THAT MEET OUR INVESTMENT OBJECTIVE, TRADE AT ATTRACTIVE VALUATIONS, AND, IN OUR OPINION, ARE LIKELY TO EXCEED MARKET EXPECTATIONS OF FUTURE CASH FLOWS." PLEASE PROVIDE SPECIFICS AS TO THE TRUST'S SELECTION PROCESS. FOR EXAMPLE, WHAT ARE THE CRITERIA USED BY THE SPONSOR TO IDENTIFY STOCKS THAT MEET THE ABOVE-REFERENCED DISCLOSURE? THE STAFF ALSO NOTES THAT THIS DISCLOSURE IS CIRCUITOUS, GIVEN THE STATED INVESTMENT OBJECTIVE OF THE TRUST IS ABOVE-AVERAGE CAPITAL APPRECIATION.

      Response: In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

      "An initial universe of stocks is created by selecting stocks that have significant business operations in a theme, trade on a US stock exchange and have adequate liquidity for investment.

      Our selection process begins by examining the historical financial results of the stocks from the initial universe. The stocks are then evaluated using fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; and technical factors such as price momentum and earnings surprises.

      An estimated value is calculated for each of the companies utilizing a Cash Flow Return on Investment ("CFROI") method. The CFROI method compares an estimate of a company's internal rate of return against an estimate of a company's cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin ("EM"). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.

      The final portfolio is then selected by a team of equity analysts who evaluate each stock by the stock's relative valuation and other qualitative factors such as competitive advantages, new products and quality of management.

      Our selection process attempts to find the stocks with the best prospects for capital appreciation by identifying those that trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows. The Sponsor considers valuations to be attractive when market expectations for a company are low relative to the company's historical or expected ability to generate cash flows."

Risk Factors
____________

      4. PLEASE INCLUDE RISK FACTORS RELATED TO DIGITAL PAYMENT COMPANIES, SUPPLY CHAIN/LOGISTICS COMPANIES AND RETURN TO NORMAL CONSUMER SPENDING COMPANIES.

      Response: In accordance with the Staff's comment, the following risks will be added to the Trust's prospectus:

      DIGITAL PAYMENT COMPANIES. Digital payment companies include those involved in facilitating or supporting the digital payment network, including online payment transactions. These companies are subject to the risk of rapidly changing technologies and competition. Digital payment networks involve technology deployed by digital payment companies to optimize business practices, whether by using the technology within their business or operating business lines involved in the operation of the technology. The technology is not usually a product or service with an individually attributable revenue stream and may never develop optimized processes that lead to increased economic returns to any company in which the Trust invests. There can be no assurance that technology used to support digital payment networks will affect the primary economic lines of companies engaged in the business of facilitating online payment transactions or that payment technology will have a positive impact on a digital payment company's financial condition.

      SUPPLY CHAIN/LOGISTICS. Logistics is an essential component of supply chain management. Companies engaged in supply chain are subject to commercial risk, which can include disruption of deliveries, a lack of availability of goods and materials and non-fulfillment of obligations of third parties. A lack of resources can result in poor quality or incomplete products, which can affect the economic profitability of these companies. Supply chain companies are also subject to transportation risk, including those associated with natural disasters and other unfavorable transportation conditions that can result in a delay of transit and ultimately delayed or missed deadlines. As supply chain companies continue to become more standardized, the increased costs of infrastructure, implementation and maintenance can cause financial risk due to the uncertainty surrounding newer technologies employed to increase logistical efficiency.

      CONSUMER DISCRETIONARY. Consumer discretionary companies, such as retailers, media companies and consumer services companies, provide non-essential goods and services. These companies manufacture products and provide discretionary services directly to the consumer, and the success of these companies is tied closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending. Consumer discretionary companies may also be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer discretionary products in the marketplace. Consumer discretionary companies have historically been characterized as relatively cyclical and therefore more volatile in times of change.

      5. PLEASE REVISE THE "STRATEGY RISK" TO APPLY TO AND ADDRESS THE RISKS ASSOCIATED WITH EACH OF THE THEMES THAT THE TRUST FOCUSES ON.

      Response: In accordance with the Staff's comment, additional risk disclosure will be added to the Trust's prospectus specific to each theme. Please refer to the Trust's response to comment 4. Therefore, the above-referenced disclosure will be removed from the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon